JEFFREY A. MORGAN, P.Geo.
66 Kenmount Road, Suite 202
Kenmount Business Centre
St. John’s, NL A1B 3V7

CONSENT OF AUTHOR

To:	Crosshair Exploration & Mining Corp.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division
Registrar of Securities, Prince Edward Island
Toronto Stock Exchange

Re:	Crosshair Exploration & Mining Corp. (“Crosshair”)
Consent under National Instrument 43-101

I, Jeffrey A. Morgan P.Geo., author of the July 31, 2008 technical report titled: “Technical Report on the Central Mineral belt (CMB) Uranium Project, Labrador, Canada” (the “Technical Report”), do hereby consent to the public filing with the regulatory authorities referred to above, of the Technical Report and to extracts from, or a summary of, the Technical Report in Crosshair’s August 7, 2008 news release.

I confirm that I have read the written disclosure in Crosshair’s news release dated August 7, 2008 and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 14th day of August, 2008.

“Jeffrey Morgan”
_______________________________________
Jeffrey A. Morgan. P. Geo.